

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2013

Via E-mail
Mr. Nasser Nassiri
President, CEO and Chairman
Biocoral, Inc.
12-14 rue Raymond Ridel, 92250
La Garenne Colombes, France

  Re: Biocoral, Inc.
  Form 10-K for the Year Ended December 31, 2011
  Filed May 7, 2012
  File No. 1-34059

Dear Mr. Nassiri:

  We issued comments to you on the above captioned filing on July 3, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2013.

  If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  Please contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have any questions.

        Sincerely,

        /s/ Daniel L. Gordon

        Daniel L. Gordon
        Branch Chief

cc: Ms. Mary O'Hara, Griffits O'Hara LLC (*via e-mail*)